FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          ☒          Form 40-F          ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes          ☐          No          ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated 10 April 2003

GUCCI GROUP STRENGTHENS ITS PRESENCE IN TOKYO GINZA

Amsterdam, The Netherlands, April 10, 2003: Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) announces today the acquisition of an important property in the Ginza district of Tokyo, one of the most prestigious and fast growing areas for luxury goods in Japan.

Gucci intends to open a new 1000 square meters flagship store in Spring 2005, which will further strengthen its presence in the area. In addition, the building will provide 3800 square meters of office space for Gucci Group Japan's headquarters as well as common space and parking areas.

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., said: "We are delighted to have acquired this premium site in such a prominent and dynamic district of Tokyo. Japan is the most important market in the luxury goods industry, and we are thrilled about this opportunity to expand the Gucci presence. Gucci will benefit enormously – both strategically and financially – from this initiative in such a key market."

Details of the financial terms of the acquisition were not disclosed. However, Gucci Group notes that the impact on its financial condition and near-term earnings per share is not expected to be material.

Gucci currently has 7 freestanding stores and 37 shops-in-shop within the most selective specialty stores in Japan, while other Gucci Group brands have a total of 65 directly operated stores, and YSL Beauté has 65 corners in leading department stores throughout the country. Revenues of Gucci Group in Japan during 2002 exceeded 500 million Euro, representing approximately 20% of the Group's total revenues.

Gucci Group announced fourth quarter and full year results ahead of expectations on March 27, 2003. Fully diluted net income per share for the year ended January 31, 2003 was Euro 2.21, and Gucci Division maintained an impressive operating margin before goodwill amortization of 29.1%, despite difficult trading conditions in the fourth quarter.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies.  Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores.  The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:	For investors/analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+39 02 8800 5555	+39 055 7592 2456

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date: 11 April 2003	By:	/s/ Robert S. Singer
Name: Robert S. Singer
Title: Chief Financial Officer